Blue Wolf Mongolia Holdings Corp
Two Sound View Drive
Greenwich, Connecticut 06830

June 7, 2011

VIA EDGAR
Maryse Mills-Apenteng
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Blue Wolf Mongolia Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 11, 2011
File No. 333-173419

Dear Ms. Mills-Apenteng:

Blue Wolf Mongolia Holdings Corp. (the “Company”, “it”, “we”, “us” or “our”) is electronically transmitting hereunder our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 1, 2011 regarding our Registration Statement on Form S-1 (the “Registration Statement”) originally filed on April 8, 2011 and amended on May 11, 2011. A marked version of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is enclosed herewith reflecting all changes to the Registration Statement filed on May 11, 2011.  Four clean and four marked copies of this filing are being sent via hand delivery to Michael Johnson.

For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.	Please file the annexes to your last response letter as correspondence via EDGAR.

We advise the Staff that we have filed the annexes as correspondence via EDGAR.

2.
We note the October 8, 2010 posting by Mr. Edwards located at: http://www.madmongolia.com/news/mongolia-news/chingghis-stirs-3292/. Please provide us supplementally with copies of any public communications made since this posting by the company or its representatives or affiliates of which you are aware that discuss your anticipated initial public offering or plans by the registrant or its representatives or affiliates to invest in Mongolia. In determining whether such public communications have been made, please include any statements made by Blue Wolf Magnolia Holdings Corp, Blue Wolf Fund LP, Composite Capital, LLC, and/or Blue Wolf MHC, Ltd. and its representatives or members.

Maryse Mills-Apenteng
United States Securities and Exchange Commission
June 7, 2011

We advise the Staff that there have been no public communications by the Company, its representatives or affiliates that discuss the anticipated initial public offering of the Company or plans by the Company or its representatives or affiliates to invest in Mongolia.  We further advise the Staff that the posting on the M.A.D. Investment Solutions’ (“MAD”) web site dated October 8, 2010 (the “Posting”) does not refer to the Company, but rather to Blue Wolf Fund, L.P., a Cayman Islands exempted limited partnership which makes private and public equity investments in Asia, including Mongolia (the “Fund”). While Mr. Edwards and Mr. Kraus are principals of the Fund, there is no other relationship between the Fund and the Company. Mr. Edwards and Mr. Kraus have advised us that on October 8, 2010, the date of the Posting, they had no plans or discussions to form the Company.

3.
Further to the above comment, to the extent there are such public communications, please explain to us in your response letter the circumstances surrounding any such public communications by the company or its representatives or affiliates.

As we noted in our response to comment number 2, there have been no public communications by the Company, its representatives or affiliates that discuss the anticipated initial public offering of the Company or plans by the Company or its representatives or affiliates to invest in Mongolia.

Summary, page 1

4.	We refer to prior comment 6. Please supplementally tell us whether each source relied upon is publicly available without cost or at a nominal expense.

We hereby advise the Staff that each source relied upon is publicly available without cost or at a nominal expense.

5.
Please identify the members of your sponsor who will assist you in identifying potential acquisition targets and consummating your initial business combination. Include in an appropriate location a more detailed discussion of the members, your plans to coordinate your search with them and how specifically they will assist you in “consummating” the initial business combination.

We have revised Amendment No. 2 (pages 2, 73 and 75) in response to the Staff’s comment.

Maryse Mills-Apenteng
United States Securities and Exchange Commission
June 7, 2011

Use of Proceeds, page 52

6.
Your revised disclosures in the Use of Proceeds did not adequately address our prior comment 16. It appears that the total offering expenses are $2,350,000, which includes the $600,000 as currently shown plus the $1,750,000 for the underwriting commissions. Accordingly, revise to disclose the correct amount in the “total offering expenses” line item.

We have revised Amendment No. 2 (page 56) in response to the Staff’s comment.

Proposed Business

Opportunities in Mongolia, page 70

7.	Please provide support for the statement that “the second new, major project, will start production shortly thereafter,” or remove this statement.

We advise the Staff that initial production at Tavan Tolgoi has already commenced and is expected to move to full production shortly. We have revised Amendment No. 2 (page 72) in response to the Staff’s comment. Support for the revised statement is attached hereto as Annex E.

Management, page 102

8.	Please disclose the role of Messrs. Kraus and Edwards in Blue Wolf Fund LP and Blue Wolf MHC, Ltd. and the time periods of their involvement with these entities.

We have revised Amendment No. 2 (page 104) in response to the Staff’s comment.

9.	We note your response to prior comment 21; however, we are still unable to locate your Item 404(b) disclosure. Therefore, we reissue our prior comment.

We have revised Amendment No. 2 (page 117) in response to the Staff’s comment.

Notes to Financial Statements

General

10.
Revise to include footnote disclosures indicating the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 850-10-50-1.

Maryse Mills-Apenteng
United States Securities and Exchange Commission
June 7, 2011

We have revised Amendment No. 2 (page F-10) in response to the Staff’s comment.

Part II

Exhibit 5.1

11.
We note the qualification related to the company’s register of members included in paragraphs 5 and 6 on page two. Item 601 (b)(5)(i) of Regulation S-K requires counsel to opine on the legality of the securities being registered, including whether the securities will, when sold, be legally issued, fully paid and non-assessable. Therefore, rather than including this qualification in the opinion section, describe in detail under Description of Capital the relevance of entering the shares in the register of members (shareholders), including the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members as stated in Exhibit 3.1 and required by section 41 of The BVI Business Companies Act. You should also discuss the ability to seek rectification of the register of members.

We have revised Amendment No. 2 (page 119) to include the requested disclosure. In addition, counsel has revised paragraphs 5 and 6 of Exhibit 5.1 in accordance with its discussions with the Staff.

12.
We refer you to your operational definition of the term “non-assessable” in the last sentence of paragraphs 5 and 6 on page two. Please revise this sentence to make clear whether shareholders would also be liable for additional assessments or calls by creditors.

Counsel has revised paragraphs 5 and 6 of Exhibit 5.1 to include the requested information.

13.
It would appear that paragraphs 7-10 and much of the qualification included in Schedule 3 are more appropriate for and should be included in the Enforceability of Civil Liabilities section of the registration statement. Please revise or advise.

Counsel has deleted paragraphs 7 and 8 in Schedule 3 to Exhibit 5.1 in response to the Staff’s opinion. However, counsel believes that the remaining qualifications are necessary for it to deliver its opinion relating to the due execution and enforceability of an agreement (such as the Warrant Agreement) entered into by a BVI company as they relate to specific issues that arise under BVI law.

Maryse Mills-Apenteng
United States Securities and Exchange Commission
June 7, 2011

14.	Please revise the penultimate paragraph on page four to make clear that prospective investors are also entitled to rely on the opinion that you provide.

Counsel has revised the penultimate opinion paragraph of Exhibit 5.1 to include the requested information.

15.
Please tell us the significance of the statements included in paragraphs 7 – 12 of Schedule 2. It appears that some of the information referenced in these statements should be disclosed in the registration statements or should have been received by attestations counsel would have received from the company. It also appears that some of the facts referenced in these statements are facts counsel is required to opine upon.

Counsel has deleted paragraph 12 of Schedule 2 to Exhibit 5.1 in response to the Staff’s comment. With respect to the other paragraphs, Counsel advises the Staff as follows:

•
Paragraph 7 of Schedule 2 reflects the fact that a failure to disclose an interest by a director could, in certain circumstances, affect the validity of a transaction. We have revised Amendment No. 2 (page 133) to include additional disclosure in this respect.

•
Paragraph 8 of Schedule 2 reflects the fact that a failure by the directors of the company to act in the company’s best interests could constitute a breach of a director’s duties. Disclosure in this respect is already contained on page 129 of Amendment No.2.

•
Paragraphs 9 to 11 are standard insolvency qualifications which relate to the potential risk that certain transactions may be voidable if the company is or becomes insolvent as a result of such transactions. There is already disclosure in Amendment No. 2 in relation to these insolvency issues on pages 87 and 153.

16.
Please clarify whether “The Documents” as defined in Schedule 1, relate to the documents listed in paragraph 8 of that Schedule, as indicated, or paragraph 9 of the Schedule. Revise as appropriate or advise.

Counsel has revised Schedule 1 to Exhibit 5.1 in response to the Staff’s comment.

* * **

Maryse Mills-Apenteng
United States Securities and Exchange Commission
June 7, 2011

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact our counsel Douglas S. Ellenoff, Esq., Stuart Neuhauser, Esq. or Joshua Englard, Esq., each at (212) 370-1300.

Very truly yours, /s/ Lee Kraus Lee Kraus

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP
Michael Johnson, Esq.